June 10, 2011	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

File No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated May 26, 2011, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.    For ease of reference, we have set forth the text of the relevant Staff comment prior to each of our responses below.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition

Revenue Arrangements with Multiple Deliverables, page 8

1.                    We note that for arrangements with multiple deliverables consisting of both software and hardware products, when determining the selling price of your significant deliverables you use a variation of vendor-specific-objective-evidence (VSOE) of fair value and third party evidence (TPE) taking into consideration the actual price charged by the company when sold separately and the wholesale prices of the same or similar products. Please clarify how these inputs are used in determining the amount to allocate to each element and why you believe using this variation of VSOE is appropriate.

RESPONSE:  Pursuant to the guidance of ASU 2009-13, when a revenue arrangement contains multiple elements, we allocate revenue to each element based on a selling price hierarchy.  We use third-party evidence (“TPE”) of the selling price only when vendor-specific-objective-evidence (“VSOE”) of fair value is not available.  We did not intend to imply that we use a variation of the selling price hierarchies, but rather depending on the particular arrangement, we would use the selling price that reflects the most appropriate selling price based on the hierarchy.

In future filings, we will replace the sentence “When determining the selling prices of our significant deliverables to enable us to allocate the revenues from the sale our product using the relative selling price method, we use a variation of vendor-specific objective evidence (“VSOE”) of fair value and third-party evidence (“TPE”) of selling price.” with the following paragraph to provide additional clarification of the selling price hierarchy and explanation of how we use these inputs in determining the amount to allocate to each element.

“Pursuant to the guidance of ASU 2009-13, when a revenue arrangement contains multiple elements, such as hardware and software products, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific-objective-evidence (“VSOE”)  if available, third-party evidence (“TPE”)  if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue.”

Note 9 — Restructuring, page 17

2.                    We note that you have reported the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles as a restructuring charge. Please tell us how you considered ASC 205-20 in determining whether to present this business as a discontinued operation.

RESPONSE: We do not consider discontinued operation reporting to be applicable for our situation.  From the master glossary of the FASB Codification, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

However, the discontinuation of the development of certain game titles in the music-based games genre and/or cancellation of other titles does not meet the definition of a component of the entity because these game titles do not represent a distinguishable operation consistent with ASC 205-20-55-29 through ASC 205-20-55-31.  Because these game titles are part of a larger cash-flow generating publishing group and do not represent an operation of the company that can be clearly distinguished operationally and for financial reporting purposes, discontinued operations reporting per ASC 205-20-45-1 would not apply to our situation.

The 2011 restructuring plan represents a reduction in force of personnel and the exit of facilities and offices. This is the result of the decision to reduce the company’s on-going investment in the music-based and causal games genres, including the discontinuation of the development and cancellation of certain titles. While we have currently ceased the development of new titles in the music-based games, we have continued to generate revenues from the sale of the catalogue titles from our music-based games. Additionally, we have released new song packs and contents for these catalogue titles in the first quarter of 2011. We have neither disposed of, nor have held for sale, any of the components of the company relating to the 2011 restructuring plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 33

3.                    We note your response to prior comment 2 as well as your revised disclosures on page 33. Please tell us how you considered separately quantifying the foreign effective tax as this appears to be important information necessary to understand your income tax expense.

RESPONSE: The Company focused its discussion on those facts thought to be the most relevant for disclosure in the recently filed Form 10-Q.

As highlighted, income tax expense as a percentage of pre-tax income for the first quarter of 2011 was 26%, which represented a minor increase over the prior year rate of 25% for the comparable period, due to a minor increase in the amount of domestic earnings with a higher statutory rate, relative to earnings in foreign jurisdictions with a lower statutory rate. We do not consider this to represent a material fluctuation period over period. The Form 10-K for the fiscal year ended December 31, 2010 disclosed the amount of foreign pre-tax income and foreign income tax expenses which allows one to quantify the foreign effective tax rate. As such, we consider the current discussion in the Form 10-Q for the quarterly period ended March 31, 2011 on income tax expenses has provided sufficient information for one to understand our overall income tax expense period over period.

In future filings, we will continue to evaluate the amount and impact of foreign earnings taxed at different rates as well as domestic earnings taxed at domestic rates to the extent significant and meaningful.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or Chris Walther, Esq., our Chief Legal Officer, at (310) 255-2059.

Sincerely,

/s/ Thomas Tippl
Thomas Tippl
Chief Operating and Financial Officer

cc:                                 Christine Davis, Securities and Exchange Commission
Jaime John, Securities and Exchange Commission
Robert A. Kotick, Activision Blizzard, Inc.

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Michael Brandmeyer, PricewaterhouseCoopers LLP